

15048892

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 2 2015

SEC FILE NUMBER
8- 52493

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/14_____ AND ENDING_____12/31/14_____

　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite 2550

(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Herrera

　　　　　　　　　　　　　　　　　　　　　　　　　　　(305) 533-1541

　　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB Gravier, LLP

(Name – *if individual, state last, first, middle name*)

396 Alhambra Circle, Ste. 900	Coral Gables	Florida	33134
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __William A. Herrera__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Bulltick, LLC__ , as of __December 31__ , 20 _14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

_____

_____
Signature

FINOP
_____
Title

Notary Public   02./27/2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A report containing a statement of financial condition has been separately filed; accordingly it is requested that this report be given confidential treatment.



BULLTICK, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

TABLE OF CONTENTS



HLB GRAVIER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Managers
Bulltick, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick, LLC (a Florida limited liability company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Bulltick, LLC's management is responsible for this statement of financial condition. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Bulltick, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

HLB Gravier, LLP

CERTIFIED PUBLIC ACCOUTNANTS

Coral Gables, Florida

February 25, 2015

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of [HLB] International. A world-wide organization of accounting firms and business advisers.

BULLTICK, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$	133,081
Financial instruments owned, at fair value (Note 2)		10,986
Receivable from clearing brokers (Note 4)		3,526,970
Deposits with clearing brokers (Note 4)		314,845
Commissions and other fees receivable, net (Note 4)		143,329
Due from related parties (Note 5)		363,996
Other assets		34,822
TOTAL ASSETS	**$**	**4,528,029**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	548,668
Securities sold, not yet purchased (Note 2)		173
Due to related parties (Note 5)		51,155
TOTAL LIABILITIES		599,996
Contingencies (Note 6)		
MEMBER'S EQUITY		3,928,033
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**4,528,029**

The accompanying notes are an integral part of this financial statement.

Note 1 – Summary of Significant Accounting Policies

Business and Organization
Bulltick, LLC, (the "Company") is a Delaware limited liability company and wholly-owned subsidiary of Bulltick Capital Markets Holdings, LLC (formerly Bulltick Capital Markets Holdings, LP) which is a Delaware limited liability company.

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA") authorized to conduct securities sales, trading and brokerage activities on a fully-disclosed basis. The Company is also a member of the following exchanges: NYSE Arca, NASDAQ Stock Market, and BATS.

The Company acts primarily in an agency capacity for its customers located mostly within Latin America, providing customers with executions of mostly United States ("US") traded equity securities, including Exchange Traded Funds ("ETF's") and American Depository Receipts ("ADR's"), as well as assisting customers with conversions of US listed ADR's with the corresponding locally traded equities, and charging commissions and fees for these services. The Company also trades ETF's, ADRs and foreign debt securities for its own accounts, primarily on a riskless principal basis and may also earn placement fees for assisting in raising money for various entities. The Company's trading operations are in Miami, Florida with representative offices in Mexico City, Mexico and Bogota, Colombia.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy
The Company has adopted Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. In accordance with ASC 820, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions markets participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

3

Note 1 – Summary of Significant Accounting Policies (continued)

The hierarchy is summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical investments

Level 2 – other significant observable input (including quoted prices for similar investments, interest rates, credits, etc.)

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of the investments)

See Note 2 for the fair value measurement of the Company's financial instruments and investments.

Cash Equivalents, Concentrations
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as financial institutions outside of the United States of America.

Derivative Financial Instruments
Derivative financial instruments used for trading purposes, including economic hedges of trading instruments are carried at fair value. Derivatives used for economic hedging purposes include futures. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of earnings as trading revenues. The Company does not apply hedge accounting as defined in ASC 815, *Derivative Instruments and Hedging Activities*, as all financial instruments are measure at fair value with changes reflected in earnings. Therefore, the disclosures required by ASC 815 are generally not applicable with respect to these financial instruments.

Receivables
Receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments as deemed necessary. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2014, an allowance for doubtful accounts of $25,000 was maintained and considered sufficient to absorb any future losses on the Company's outstanding receivables.

Note 1 – Summary of Significant Accounting Policies (continued)

Financial Instruments Owned

Financial instruments owned are comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities as of the measurement date. Net realized and unrealized gains and losses on trading securities are included in trading activity gains in the accompanying statement of income. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Income Taxes

The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Parent therefore all current and future income tax assessments are attributable to the members of the Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2010 through 2014. The Company is not subject to state income tax in any of the jurisdictions that it is currently registered in. There are no interests or penalties recognized in the statement of operations. All management fees paid to foreign affiliates comply with U.S. and foreign jurisdictional rules and no tax provision is necessary.

The Company has adopted *"Accounting for Uncertainties in Income Taxes"* as prescribed by the *Accounting Standards Codification,* which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the each period. Adoption had no effect on the Company's financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Securities Inventory

The Company's assets and liabilities recorded at fair value have been categorized based on the fair value hierarchy and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2014:

Note 2 - Securities Inventory (continued)

Assets/Liabilities at Fair Value Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Financial instruments owned	$ 8,673	$ 2,313	$ -	$ 10,986
Securities sold, not yet purchased	$ 173	$ -	$ -	$ 173

No securities were transferred between levels during 2014.

Note 3 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2014, the Company's "Net Capital" was $3,362,867, which exceeded requirements by $3,262,867 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.1784 to 1.

Note 4 - Risk Concentrations

Clearing and Depository Concentrations
The clearing and depository operations for the Company's securities transactions are primarily provided by Pershing, LLC, whose principal office is in New Jersey. In addition, the Company maintains clearing and depository accounts for its futures, foreign exchange and other securities transactions with other clearing brokers.

At December 31, 2014, deposits at clearing brokers and the amount receivable from clearing brokers included in the accompanying statement of financial condition are held by and due from or to these brokers, including $3,387,436 due from Pershing LLC, approximately 75% of total assets, as of December 31, 2014.

Financial Instruments Owned
The Company's financial instruments holdings are subject to credit risks inherent in the issuing countries, as well as market and other risks. The financial instruments, at market, at December 31, 2014, consisted of issues from the following countries:

Note 4 - Risk Concentrations (continued)

Country	Fixed Income Securities		Equities and Other Securities		Total Securities	
Mexico	$	8,673	$	173	$	8,846
Others		2,140		-		2,140
Total Securities	$	10,813	$	173	$	10,986

Financial Instruments Sold, But Not Yet Purchased
The Company's instruments sold, but not yet purchased are subject to risks inherent in the issuing countries. As part of normal course of business, the Company may have short-sale liabilities which are normally collateralized by a portion of the receivable from the clearing brokers. The financial instruments not collateralized, at market, at December 31, 2014, consisted of issues from the following countries.

Country	Fixed Income Securities		Equities and Other Securities		Total Securities	
Mexico	$	-	$	173	$	173
Total Securities	$	-	$	173	$	173

Futures Trading Risks
The Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and are used to meet the needs of customers, conduct trading activities, and manage market risk and are, therefore, subject to varying degrees of market and credit risk.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. There were no open trades in futures positions at December 31, 2014.

Other Risk Concentrations
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute customer transactions involving the sale of financial instruments not

Note 4 - Risk Concentrations (continued)

yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers activities by establishing limits on trading activity and, when applicable, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5 – Related Party Transactions

Due from Related Parties
The Company has made advances to various affiliates related to the Company by virtue of common ownership. These receivables, amounting to $363,996, are not secured, non-interest bearing and are due on demand. These assets are considered non-allowable under the Uniform Net Capital Rule of the SEC.

Due to Related Parties
At December 31, 2014, $51,155 of management fees are due to the affiliates and are included in the due to related parties in the accompanying statement of financial condition.

Note 6 – Contingencies

In the normal course of business, the Company is involved in regulatory examinations, regulatory inquiries and similar regulatory reviews, both formal and informal, concerning matters arising in connection with its businesses. The Company recognizes a liability, and corresponding charge to its earnings, when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Management believes, based on currently available information, that the results of any such reviews, in the aggregate, will not have a material adverse effect on the Company's financial condition.

Note 7 – Transfer of Affiliated Broker-Dealers' Business and Accounts

On October 20, 2013, the Company filed a Continuance in Membership Application ("CMA") with FINRA seeking approval for the Company to receive certain of the accounts and business conducted through its two common-owned FINRA member broker-dealers, Bulltick Securities, LLC and Bulltick Investments, LLC (the "Affiliated BD's"). On February 27, 2014 the CMA was approved by FINRA and on July 1, 2014 the Affiliated BDs' accounts and businesses were integrated with those of the Company. The accounts and business activities transferred into the Company are primarily from high net worth individual clients based mostly in Latin America.

Note 8 – Subsequent Events

In accordance with ASC 855, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 25, 2015, which is the date the financial statements were available to be issued, and determined that there were not any significant items noted.



CERTIFIED PUBLIC ACCOUNTANTS

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Managers
of Bulltick, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bulltick, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bulltick, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (exemption provision pursuant to paragraph (k)(2)(ii)) (the "exemption provisions") and (2) Bulltick, LLC stated that Bulltick, LLC met the identified exemption provisions throughout the most fiscal year without exception. Bulltick, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bulltick, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gravier, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida

February 25, 2015

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of [HLB] International. A world-wide organization of accounting firms and business advisors.

BULLTICK, LLC
EXEMPTION REPORT
For the year ended December 31, 2014

Bulltick, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3 (k):

(2)(ii) - as an introducing broker or dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and the Company promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of § 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Bulltick, LLC

I, William A. Herrera, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

FINOP

February 25, 2015

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